UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

QUANTUM CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1-3449 (Commission File Number)	94-2665054 (I.R.S. Employer Identification No.)

224 Airport Parkway, Suite 300, San Jose, California (Address of principal executive offices)		95110 (Zip Code)

Garry Felker	(949) 856-7897
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Quantum Corporation (“Quantum”) has evaluated its current products and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (“3TG”). Based on the outcome of our due diligence procedures, we have filed a Conflict Minerals Report herewith.

Reasonable Country of Origin Inquiry (RCOI)

Following our initial determination that certain of our hardware products contain components that contain 3TG minerals, Quantum conducted an RCOI to determine which components contain 3TG minerals and whether such 3TG minerals originated in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”). Our RCOI was based on a survey of our direct suppliers of parts, components and assemblies containing conflict minerals. We have identified over 200 direct suppliers that supply components for our products that may contain 3TG minerals. We requested that each of these 200 suppliers complete the EICC GeSI conflict minerals reporting template. We do not have a direct relationship with any of the smelters or refiners of the 3TG materials. Accordingly, we rely on our suppliers to provide us with information about the source of conflict minerals contained in the components supplied to us based on the EICC GeSI conflict minerals reporting template. Our direct suppliers are similarly reliant upon information provided by their suppliers. Many of the largest suppliers are also SEC registrants and subject to Rule 13p-1.

Over 75% of our suppliers responded. Based on those responses, Quantum determined that 3TG minerals present in certain of its products may have originated in the Covered Countries and were not from scrap or recycled sources. Therefore, in accordance with Rule 13p-1, Quantum proceeded to engage in due diligence regarding the sources and chain of custody of its 3TG minerals and has completed a Conflict Minerals Report, filed herewith.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available Company’s website at http://www.quantum.com, where the document may be found by clicking “About Us” from the home page, selecting “Investor Relations” and then clicking on “Corporate Documents.”

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 -- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANTUM CORPORATION

/s/ SHAWN HALL
Shawn Hall
Senior Vice President and General Counsel

Date: May 19, 2016